                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                    KSW, INC.
                                    ---------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   48268R-10-6
                                   -----------
                                 (CUSIP Number)

                                  BURTON REYER
                                9 DEEP WOODS CT.
                            GLEN COVE, NEW YORK 11542
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 48268R-10-6                   13D                    Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BURTON REYER
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  145,520
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              145,520
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    145,520
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 48268R-10-6                   13D                    Page 3 of 6 Pages
------------------------                                    --------------------

         This Amendment No. 2 amends the Amendment No. 1 to Schedule 13D filed on February 22, 2006, by Burton Reyer with respect to the common stock par value
$.01 per share, of KSW, Inc., which amended a Schedule 13D filed on February 15,
1996. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this Amendment No. 2 amends and restates the entire text of such Amendment No. 1 to Schedule 13D, and the Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, par value of $.01 per share (the "KSW Common Stock"), of KSW, Inc. (the "Issuer"). The principal executive office of the Issuer is 37-16 23rd Street, Long Island City, New York
11101.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed by Burton Reyer ("Reyer").
Reyer's residence is at 9 Deep Woods Ct., Glen Cove, New York 11542. Reyer is a
former employee, officer and director of the Issuer and is now retired.

                  During the last five years, Reyer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Reyer is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Reyer acquired a total of 260,000 shares of KSW Common Stock as compensation in January 1994 when the Issuer was a subsidiary of Helionetics,
Inc., a California corporation ("Helionetics").

                  On December 29, 1995 (the "Distribution Date"), the Issuer
became an independent company as a result of a pro rata distribution (the
"Distribution") by Helionetics, the former parent of the Issuer, to all record holders of outstanding Helionetics' common stock, no par value ("Helionetics
Common Stock") and/or Class C Convertible Preferred Stock, $3.50 stated par value per share ("Helionetics Class C Preferred Stock") at the close of business on December 4, 1995 (the "Distribution Record Date"), on the basis of one share of KSWI Common Stock for every twelve shares of Helionetics Common Stock and/or
Helionetics Class C Preferred Stock held by such holder on the Distribution
Record Date. No consideration was required to be paid by shareholders of
Helionetics for the KSWI Common Stock to be received in the Distribution.

                  On December 29, 1995, the Issuer granted to Reyer an option to purchase 150,000 shares of KSW Common Stock pursuant to the Issuer's 1995 Stock
Option Plan.

                  On December 26, 1996, Reyer acquired 145,000 shares of KSW
Common Stock in a private sale, at a price of $1.00 per share. The source of funds was personal funds.

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CUSIP No. 48268R-10-6                   13D                    Page 4 of 6 Pages
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                  On February 13, 2006, Reyer acquired 150,000 shares of KSW
Common Stock pursuant to the exercise of the stock option referred to above. The source of funds for the exercise was personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Reyer acquired, and continues to hold, the shares of KSW
Common Stock reported in this Amendment No. 2, for investment purposes. Reyer intends to evaluate the performance of the shares of KSW Common Stock as an investment in the ordinary course, and depending on such evaluation, may acquire additional shares of KSW Common Stock or may determine to sell or otherwise dispose of all or some of the shares of KSW Common stock owned by Reyer in the open market or in private transactions.

                  Except as set for the above, Reyer does not have any present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any other material change in the Issuer's business or corporate structure; (vi)
changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the
Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      As of the close of business on June 20, 2006, Reyer beneficially owned
145,520 shares of KSW Common Stock, representing approximately 2.5% of the KSW
Common Stock outstanding (based upon 5,685,311 shares of Common Stock outstanding as of that date).

(b)      As of the close of business on June 20, 2006, Reyer has the sole power to vote, and the sole power to dispose or to direct the disposition of 145,520 shares of KSW Common Stock.

(c)      On June 20, 2006, Reyer sold 200,000 shares of KSW Common Stock in a broker transaction at a price of $4.00 per share. Previously, (i) on February
21, 2006, Reyer sold 150,000 shares of KSW Common Stock in a broker transaction at a price of $3.50 per share; (ii) Reyer gifted 16,940 shares of KSW Common
Stock to his children in April 1998; (iii) gifted 1,540 shares of KSW Common
Stock to his wife in April 1998; (iv) gifted 8,000 shares of KSW Common Stock to his children in October 1999; and (v) gifted 8,000 shares of KSW Common Stock to his wife in October 1999; and (vi) sold 25,000 shares of KSW Common Stock in
July 2005. Reyer's wife sold 2,000 shares of KSW Common Stock in transactions between April 2000 and April 2002, and sold 7,540 shares of KSW Common Stock in
June 2005.

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CUSIP No. 48268R-10-6                   13D                    Page 5 of 6 Pages
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         Except as otherwise discussed in Item 3 or this Item 5, there were no other transactions in KSW Common Stock effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by Reyer.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Reyer has no contracts, arrangements, understandings or
relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, long or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  There are no exhibits filed with this Schedule.

             [The remainder of this page intentionally left blank.]

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CUSIP No. 48268R-10-6                   13D                    Page 6 of 6 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this
Statement is true, complete and correct.

Dated: June 30, 2006                            /s/ Burton Reyer
                                                --------------------------------
                                                Burton Reyer